ASI Entertainment, Inc.
1/12 Candlebark Crt.,  Research,  Victoria,  3095,  Australia
Telephone : +61.3.9437 1028 . E-mail: info@asieinc.com



May 3, 2005


Mr D. R. Humphrey
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C., 20549


Dear Mr. Humphrey

Re:	Commission File Number: 0-27881

In response to your letter dated April 20, 2005, we respond as follows:

Item 1.
Future filings will reflect revenue received from supply of equipment, sale of advertising space, package tracking and inflight internet/email data services.

Item 2.
Will be reflected in future filings.

Item 3.
The technical feasibility of the G3CARS as per paragraph 4 of SFAS 86, was only established in February 2005, therefore an adjustment to capitalize software costs will be made in the 2005 10-KSB.

The amount that will be capitalized for 2004 will be $77,074 and $42,095 for 2003. A product life of 5 years will be used as it is the term of the contract with AirOne.


Item 4.
We will disclose the policy on allowance for doubtful accounts in the next
10-KSB.

Item 5.
In future filings, Revenue Recognition in Note 1 will be changed to "Revenue is recognized on an accrual basis as earned under contract terms. Revenue from sale of equipment will be taken up as equipment is delivered and invoiced. Revenue from ongoing services will be invoiced and recognized monthly."

Item 6.
In future filings, wording of Note 2. would be:

"As of June 30, 2004 the Company owed officers, directors, and related parties $150,903 for management fees ($56,402) and directors' fees ($94,501).

The Company in 2004 and 2003 incurred expenses of approximately $173,000 and $166,000 respectively to a company affiliated through common stockholders and directors for management expenses. These expenses are normally taken up as a liability, but at June 30 2004, $334,000 of the debt was converted to equity at $0.50 per share, resulting in the issue of 668,000 shares."

Item 7.
In 2003 and 2004 an impairment charge of 20% was taken up after consultation with the company's auditor. As a result of installation, certification and the Saudi Arabian Airlines contract, we have elected not to make any further impairment charges as the contract value is expected to be substantially above the written down book value.

Item 8.
In view of the recent contract signing with Saudi Arabian Airlines, management felt that it was appropriate to classify the assets for sale. The equipment will be categorized as Inventory for the next 10-KSB

Item 9.
Future filings will reflect the description of the ACAMS and status of FAA approval.

Item 10.
Under Common stock in NOTE 5. STOCKHOLDERS' EQUITY we would propose adding:
"During the year, 756,074 shares of common stock were issued at a price of $0.50 per share to investors who also received an option to purchase another share at $0.50 for each share purchased. A Black Scholes calculation was made of the cost of the options and an amount of $193,490 was included in the "Option expense" in the Statement of Operations."

Item 11.
Also under Common stock in NOTE 5. STOCKHOLDERS' EQUITY we would propose adding:
"During the year, 612,500 shares and 60,000 shares were issued to McBain & Co Investment Services in 2003 and 2004 respectively at a nominal value of $0.50 per share for corporate advisory and capital raising services. Additionally, 250,000 shares were issued at a nominal value of $0.50 per share in 2004 to Searchlight Securities for legal services including corporate issues in relation to the Australian subsidiary of the Company."


Please contact me should you have further questions.

Yours sincerely


/s/ Philip Shiels

Philip Shiels
Chief Financial Officer